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                                   EXHIBIT B

                              SECOND AMENDMENT TO
                            NOTE EXCHANGE AGREEMENT


     THIS SECOND AMENDMENT, dated as of this 31st day of December, 1997 (the "Amendment") to the NOTE EXCHANGE AGREEMENT, dated as of June 5, 1997 (the "Agreement"), as amended by the First Amendment to Note Exchange Agreement, dated as of November 14, 1997 (the "First Amendment"), is entered into as of the 31st day of December, 1997 by and among MURDOCK COMMUNICATIONS CORPORATION, an Iowa corporation (the "Company"), BERTHEL FISHER & COMPANY LEASING, INC. ("BFCL"), BERTHEL FISHER & COMPANY ("BFC") AND T.J. BERTHEL INVESTMENTS, L.P. ("TJB") (BFCL, BFC and TJB are collectively referred to as the "Investors").

                                    RECITAL

     The Company and the Investors mutually desire to terminate the Agreement and the First Amendment and to provide that the Company return the Notes to the Investors in exchange for the Shares issued by the Company to the Investors pursuant to the Agreement.

     BFCL is the holder of a $750,000 term note issued by the Company, dated January 31, 1997 (the "BFCL Note") and each of BFC and TJB is the holder of a $500,000 promissory note issued by the Company dated December 31, 1996 (the "BFC Note" and the "TJB Note") (collectively the BFCL Note, the BFC Note and the TJB Note are hereinafter referred to as the "Notes").

                                   AGREEMENTS

     In consideration of the recital and mutual covenants contained in this Amendment, the parties agree:

      I. On the date of this Amendment, (a) the Company shall issue and deliver to each of BFCL, BFC and TJB a promissory note identical in all material respects to such Investor's Note described in Recital A of the Agreement, except that (i) the due date on the BFCL Note will be amended from January 31, 2001 to June 30, 1998 and the due date of the BFC and TJB Notes will remain the same; (ii) that all interest which was accrued and unpaid as of the date of the Agreement and all interest which has accrued and which remains unpaid since the date of the Agreement will be included in the Principal amount of each of the Notes so that as of the execution of this Amendment, the Principal amount due BFCL under the BFCL Note is $792,786.40 and the Principal amount due BFC and TJB under the BFC and the TJB Note is $1,000,000.00; (iii) the first 90 days of the BFCL Note will require payments of interest only in the amount of $10,240.16, with the first payment due January 30, 1998 and payments due thereafter on the last day of February and March and beginning April 30, 1998 and on the same day of each month thereafter, payments of principal and interest in the amount of $22,265.29 are due for the number of months remaining under the BFCL Note; (iv) quarterly payments of interest only are due under the BFC and TJB Notes in the amount of $5,000.00, with the first installment of interest due on March 31, 1998 and quarterly payments due on the same day of each consecutive calendar quarter thereafter for the remaining term of the BFCL and TJB Notes; and (b) BFCL, BFC and TJB shall deliver to the Company for cancellation the stock certiicates representing all Shares issued by the Company to the Investors pursuant to the agreement; and (c) the

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           Company shall pay BFC and TJB accrued interest from April 1, 1997 through December 31, 1997. The accrued interest on each note is $15,000.00 for a total of $30,000.00 to be paid at the signing of this agreement.

      II The Company agrees, either on its own behalf or, in the event that revenues are received by the Company from an outside third party or parties, the Company will pay or direct the outside third party or parties to deposit all revenue of the Murdock consolidated group directly to Box No.
                                    -------------------- , ------------------
           the "Lockbox"). BFCL on behalf of itself and BFC and TJB will direct the funds in the Lockbox to payment of the payment amounts set out in paragraph 1(a) above and the revenue remaining in the Lockbox will then be directed to the Company. In the event there are insufficient funds in the Lockbox at the time payment is due under the Notes, the Company will pay any additional amounts to BFCL at 100 Second Street, SE, Cedar Rapids, Iowa 52401.

      III A warrant for the purchase of the Company's Common Stock, for the number of shares for each Investor, as set out on the chart immediately below. Such warrants shall have an exercise price of $1.12 per share and shall be exercisable for up to five years from the date of execution of this Amendment. Such warrants will be similar to and subject to reasonable terms and conditions including, but not limited to, registration rights, observation rights and/or information rights, which are the same as those rights granted to directors of the Company. Such warrants will be issued to the Investors by the Company as soon as possible following execution of this Amendment and shall be subject to legal review and approval by all parties thereto.

                    BFCL  10% of the BFCL principal  79,279
                    BFC   15% of the BFC principal   75,000
                    TJB   15% of the TJB principal   75,000


      IV In the event the Company attracts an investor or is able to acquire significant capital and if the BFCL's reasonable opinion, the Company is performing satisfactorily in comparison to the proposed 1998 Murdock Consolidated Budget, a copy of which is attached hereto, BFCL agrees to negotiate with and cooperate with the Company to renegotiate the BFCL Note and potentially provide additional financing for the Company, the terms of which will be negotiated at the time of the transaction.

      V Effective immediately upon receipt of the deliveries set forth in Section 1 above, the Agreement (as amended by the First Amendment) shall be terminated and neither the Company nor any of the Investors shall have any rights, obligations or liabilities pursuant to the Agreement or the First Amendment.


MURDOCK COMMUNICATIONS           BERTHEL FISHER & COMPANY
CORPORATIONS                     LEASING, INC.


By   /s/ Thomas Chaplin        By    /s/ Thomas J. Berthel
-----------------------------    ---------------------------
Title Chief Executive Officer       Title   President
      -----------------------            -------------------


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                                BERTHEL FISHER & COMPANY


                                By    /s/ Thomas J. Berthel
                                  -------------------------
                                Title   President
                                     ----------------------


                                T. J. BERTHEL INVESTMENT, L.P.


                                By    /s/ Thomas J. Berthel
                                  --------------------------
                                Title   President
                                     -----------------------



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